SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

We hereby inform our shareholders and the market in general that Centrais Elétricas Brasileiras – Eletrobras, the State of Goias and Celgpar signed a Memorandum of Understanding today, as described below:

The Government of the State of Goias (the "State"), is taking out a loan from Caixa Econômica Federal in order to fund Celgpar and its subsidiaries in settlement of its debts to Celgpar and its subsidiaries, as well as a capital increase, as of November 2010.  The State is taking this measure to ensure the efficient and appropriate supply of electricity to consumers in the State of Goias.

As a mixed capital company controlled by the Federal Government and acting in the electric sector, Eletrobras' objectives include cooperation, both technically and administratively, with companies in which it holds stock participations.  Eletrobras, as a shareholder of Celgpar and creditor of its subsidiaries, will use its know-how and managerial expertise in the electric sector to help Celgpar and its subsidiaries, since it has a definite interest in the recovery of these companies, as well as the recovery of its investments in these companies.

Due to this expertise, the State is interested in implementing and sharing such knowledge with Celgpar and its subsidiaries through the establishment of a shareholders agreement between the State and Eletrobras, establishing shared management of Celgpar and its subsidiaries;

The implementation of this shared management will commence on the disbursement of the first tranche of the financing mentioned above, along with the implementation of new corporate governance practices for Celgpar and its subsidiaries aimed at promoting economic and financial stability, quality of service and affordable tariffs for consumers.

In order to achieve these goals, the parties signed a Memorandum of Understanding today, aimed at establishing the following conditions and assumptions to be observed by the parties:

I)   economic and financial recovery of Celgpar and its subsidiaries with settlement of its debts;

II)  the adoption of an appropriate managerial model that will enable Celgpar and its subsidiaries to maintain the quality of its services as required by the authorities and regulatory agencies, and to gradually pursue higher technical and financial standards, consistent with benchmark electricity companies.  It will also enable Celgar and its subsidiaries to exchange know-how in business management of the Brazilian electric sector;

III) improving the capital structure of Celgpar and its subsidiaries through the use of attractive sources of funding, in order to rebalance its debt, reduce its capital cost, as well as, a strong program of operating and maintenance cost reduction, aimed at expanding the investment.

Eletrobras has credits with Celg D which may be capitalized in the future with Celgpar, together with one of the tranches of capitalization that will be provided by the State.  This capitalization would increase the participation of Eletrobras by approximately 6%.

Eletrobrás has a guaranteed right up until 2015 to sell its stake to the State and the State is obliged to buy all or part of Eletrobras' stake in Celgpar.  The shares will be valued according to the criteria established by Law 6404/76.  In any case, Eletrobrás is guaranteed to receive at least the amount invested, plus any variations in the Selic rate.

Rio de Janeiro, August 10, 2010.

Armando Casado de Araujo

            Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.